S 11017457 MMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 33862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodman & Renshaw LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Horin 212.356.0545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Horin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodman & Renshaw LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

SARINA LO CASCIO
Notary Public, State of New York
No. 4973537
Qualified in New York County
Commission Expires October 22, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RODMAN & RENSHAW, LLC
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

Table of Contents

KPMG
KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Rodman & Renshaw, LLC:

We have audited the accompanying statement of financial condition of Rodman & Renshaw, LLC (the Company), a wholly owned subsidiary of Rodman & Renshaw Capital Group, Inc., as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodman & Renshaw, LLC as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 17 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2011

RODMAN & RENSHAW, LLC
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Statement of Financial Condition
December 31, 2010
(Dollars in Thousands)

Assets	
Cash and cash equivalents	$ 13,332
Financial instruments owned, at fair value:	
Corporate equity securities	7,269
Warrants	15,553
Notes	79
Total financial instruments owned, at fair value	22,901
Private placement and other fees receivable	3,598
Due from clearing broker	7,706
Prepaid expenses	2,520
Property and equipment, net	2,976
Due from RRCG	6,070
Other assets	1,544
Goodwill and intangible assets	601
Total Assets	$ 61,248
Liabilities and Member's Equity	
Liabilities	
Accrued compensation payable	$ 17,280
Accounts payable and accrued expenses	3,685
Financial instruments sold, not yet purchased, at fair value	3,918
Total Liabilities	24,883
Commitments and contingencies (See note 8)	
Member's Equity	36,365
Total Liabilities and Member's Equity	$ 61,248

The accompanying notes are an integral part of these financial statements.

RODMAN & RENSHAW, LLC
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Statement of Operations for the Year Ended December 31, 2010
(Dollars in Thousands)

Revenues:	
Investment banking	$ 87,171
Principal transactions	(11,708)
Commissions	4,102
Conference fees	3,158
Interest and other income	128
Total revenues	82,851
Operating expenses:	
Compensation and benefits	52,977
Conference expenses	9,932
Professional and consulting expenses	4,946
Business development	6,448
Occupancy and equipment rentals	2,897
Communication and market research	3,431
Depreciation and amortization	952
Impairment of other intangibles	933
Amortization of other intangible assets	548
Other	4,019
Total operating expenses	87,083
Loss before income taxes	(4,232)
Income tax benefit	77
Net loss	$ (4,155)

The accompanying notes are an integral part of these financial statements.

RODMAN & RENSHAW, LLC
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Statement of Changes in Member's Equity for the Year Ended December 31, 2010
(Dollars in Thousands)

Member's Equity, December 31, 2009	$	53,669
Stock based compensation		(73)
Dividends to Parent		(13,076)
Net loss		(4,155)
Member's Equity, December 31, 2010	$	36,365

The accompanying notes are an integral part of these financial statements.

RODMAN & RENSHAW, LLC
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Statement of Cash Flows for the Year Ended December 31, 2010
(Dollars in Thousands)

Cash flows from operating activities:		
Net loss	$	(4,155)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		1,500
Impairment of intangible assets		933
Stock based compensation		(73)
Changes in operating assets and liabilities:		
Financial instruments owned, at fair value		3,406
Private placement and other fees receivable		1,200
Due from clearing broker		(1,971)
Prepaid expenses		(1,896)
Other assets		1,581
Due from RRCG		3,525
Financial instruments sold not yet purchased, at fair value		3,614
Accrued compensation payable		10,545
Accounts payable and accrued expenses		(2,302)
Net cash provided by operating activities		15,907
Cash flows from investing activities:		
Purchases of property and equipment		(1,360)
Acquisition related payments		(121)
Net cash used in investing activities		(1,481)
Cash flows from financing activities:		
Dividends to Parent		(13,076)
Net cash used in financing activities		(13,076)
Net increase in cash and cash equivalents		1,350
Cash and cash equivalents – beginning of year		11,982
Cash and cash equivalents – end of year	$	13,332

The accompanying notes are an integral part of these financial statements.

(1) Organization and Nature of Operations

The accompanying financial statements include the accounts of Rodman & Renshaw, LLC (the "Company"). Rodman & Renshaw, LLC is a wholly-owned and principal operating subsidiary of Rodman & Renshaw Holding, LLC ("Parent") which is a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. ("RRCG"). RRCG is a Delaware holding company which, through its various subsidiaries is engaged in the investment banking business.

The Company is engaged in the business of a broker and dealer as those terms are defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is registered with the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is a full-service investment banking firm specializing in corporate finance and investment banking services to corporations and businesses, the trading and sale of primarily equity securities, as well as proprietary trading for its own account. The Company is committed to fostering the long-term success of emerging growth companies through capital raising, strategic advice, research, and the development of institutional support. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 of the Exchange Act.

In June 2008, RRCG consummated the acquisition of all the operating assets of COSCO Capital Management LLC, COSCO Capital Texas LP and Private Energy Securities, Inc. (collectively, "COSCO"), related companies that provide investment banking services to the oil and gas sectors, principally in the United States and Canada.

All assets and liabilities of COSCO were merged into the Company as of December 31, 2008.

In March 2008, RRCG acquired Miller Mathis & Co., LLC ("Miller Mathis"), an independent mergers and acquisition advisor to the global steel industry.

In May 2008, RRCG formed the Global Capital Markets ("GCM") Group to broaden and deepen the Company's capabilities to structure, lead and place offerings in the public capital markets.

(2) Summary of Significant Accounting Policies

(a) Fair Value of Financial Instruments

Fair value generally is based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Among the factors considered in determining the fair value of financial instruments are discount margins, weighted average spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, as well as other measurements. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

The valuation process for financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, either the size of the position in the financial instrument in a non-active market or other features of the financial instrument such as its complexity, or the market in which the financial instrument is traded require that an adjustment be made to the value derived from the models. An adjustment may be made if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument and are adjusted for assumptions about risk uncertainties and market conditions. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the accompanying Statement of Operations. Equity interests in certain private equity securities and limited partnership interests are reflected in the Financial Statements at fair value, which is often represented at initial cost until significant transactions or developments indicate that a change in the carrying value of the securities is appropriate. This represents the Company's best estimate of exit price. Generally, the carrying values of these securities will be increased or decreased based on company performance in those instances where market values are readily ascertainable by reference to substantial transactions occurring in the marketplace or quoted market prices.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company utilizes assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace or able to be derived from observable data or supported by observable levels at which transactions are executed in the marketplace.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. Included in this category are warrants, private securities, convertible notes and loans receivable received in conjunction with the Company's investment banking activities and limited partnership interests.

(b) *Value of Underwriter and Placement Agent Warrants*

As a part of the Company's compensation for its activities as underwriter or placement agent, it may receive warrants exercisable to purchase securities similar to those that are offered and sold in the financing transaction. The Company values such warrants using the Black-Scholes Option Pricing Model ("Black-Scholes"). The model requires management to use five inputs: price, risk-free interest rate, exercise price, time remaining on the warrant and expected price volatility. When the Company initially receives a warrant in connection with, or prior to an initial public offering, its calculated volatility factor is based on the volatility of an index of comparable companies, since there is no price history for new publicly traded or private companies. As each warrant approaches its expiration date, its volatility factor is derived primarily from the implied volatility of traded options or warrants, when available, or the historical prices of its underlying common stock. Management cannot assure that it ultimately will be able to liquidate any of the warrants received in a way that will realize the value attributed to the warrants in the financial statements through the application of Black-Scholes.

The fair value of warrants is recorded in financial instruments owned, at fair value on the Company's Statements of Financial Condition. When a warrant is received, its fair value is included in investment banking revenue as of the close of the date on which it is earned. Subsequently, any change in fair value is recorded as principal transactions. When a warrant is exercised, the fair value is adjusted to reflect the value of the securities purchased, net of the exercise price, and the adjustment amount is recorded as income or loss for the relevant period. If a warrant expires unexercised, the fair value is adjusted to zero and the decrease is recorded as a loss in the relevant period.

(c) *Revenue Recognition Policy*

Investment Banking. Underwriting and placement agent revenues and fees from mergers and acquisitions and other financial advisory assignments are recognized in the Statement of Operations when the services related to the underlying transaction are completed under the terms of the engagement. Expenses associated with such transactions are estimated and recorded when the related revenue is recognized or the engagement is otherwise concluded. Underwriting and placement agent revenues are presented net of related expenses.

When the Company receives warrants as a component of its compensation for investment banking services, revenue is recognized based on the fair value of those instruments. Revenue from the receipt of warrants is recognized on the date the warrants are received based on the estimated fair value of the securities received as estimated using Black-Scholes, which takes into account the exercise price, remaining life of the warrant, the current price and expected volatility of the underlying stock, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant. The following provides details of the Company's investment banking revenue for the year ended December 31, 2010 (in thousands of dollars):

Private placement	$	44,591
Warrants		12,679
Strategic Advisory		12,957
Underwriting		16,944
Total investment banking revenue	$	87,171

Principal Transactions. Financial instruments owned and financial instruments sold, but not yet purchased (all of which are recorded on a trade-date basis) are carried at fair value with gains and losses reflected in principal transactions on a trade date basis.

Commissions. The Company's sales and trading business generates revenue from equity securities trading commissions paid by customers. Commissions are recognized on a trade date basis.

Conference Fees. The Company receives conference deposits from presenters, which are recorded as a liability and then recognized as revenue when the conference is conducted. The Company also makes advance payments for conference facilities, entertainment and related costs, which are recorded as prepaid expenses and then recognized as expenses when the conference is conducted.

(d) Principles of Consolidation

The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock and has control. In addition, the Company consolidates entities which lack characteristics of an operating entity or business for which it is the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, directly or implied. In situations where the Company has significant influence but not control of an entity that does not qualify as a variable interest entity, the Company applies the equity method of accounting. In those cases where its investment is less than 20% and significant influence does not exist, the investments are carried at fair value. Significant influence generally is deemed to exist when the Company owns 20% to 50% of the voting equity of a corporation, or when it holds at least 3% of a limited partnership interest. If the Company doesn't consolidate an entity or applies the equity method of accounting, it accounts for the investment at fair value.

(e) Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with original maturities of three months or less.

(f) Property and Equipment

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

(g) Goodwill and other intangible assets

Goodwill is not amortized; instead, it is reviewed for impairment at least annually and written down when impaired. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit.

Intangible assets consist of customer relationships and a trade name. Customer relationships and a trade name acquired in business combinations under the purchase method of accounting are recorded at their fair values net of accumulated amortization since the acquisition date. Customer relationships are recorded at cost net of accumulated amortization. Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used. Amortization is calculated using the straight line method over the estimated useful lives at the following annual rates:

	%
Customer relationships	33 %
Trade name	10 %

The Company reviews its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of finite-lived intangible asset may not be recoverable. Recoverability of a finite-lived intangible asset is measured by a comparison of its carrying amount to the undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is determined based on discounted cash flows.

(h) Federal and State Income Taxes

The Company is a single member LLC owned by Rodman & Renshaw Holding, LLC ("RRH"). Under current federal and state income tax laws and regulations, RRH is treated as a partnership for tax reporting purposes, and except as described below, is generally not subject to income taxes. Additionally, except as described below, no provision has been made for federal, state, or local income taxes on the results of operations generated by partnership activities, as such taxes are the responsibilities of its members.

RRH is subject to the New York City Unincorporated Business Tax ("UBT"), at a statutory rate of 4% on a portion of its income, and various entity level taxes from other jurisdictions. The Company accounts for UBT as a division of RRH using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income Taxes Topic of FASB ASC 740-10 prescribes a recognition threshold and measurement method for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition issues. The Company's policy is to classify penalties and interest associated with uncertain tax positions, if any, as a component of its income tax provision.

(i) Use of Estimates

The preparation of financial statements is in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(j) Forgivable Loans

During the year ended December 31, 2010, the Company issued $0.8 million of forgivable loans as a retention vehicle to certain new employees. These loans are subject to a substantive service requirement by the employees and are amortized over the service period on a straight-line basis. As of December 31, 2010, the balance of all forgivable loans was $0.9 million, which is included in other assets on the Statements of Financial Condition. The Company recorded $2.6 million of compensation expense related to the amortization of these loans during the year ended December 31, 2010.

(k) *Stock Based Compensation*

The Company measures its compensation cost for all stock-based awards at fair value on the date of grant and recognizes the compensation expense over the requisite service period. Expenses associated with such grants are generally recognized on a straight-line basis over the requisite service period, net of estimated forfeitures.

Stock based compensation for performance-based stock awards is recognized on a graded vesting basis over the requisite service period, net of estimated forfeitures, if it is probable that the performance condition will be achieved.

Stock based compensation is presented in the Statement of Operations and the Statement of Changes in Member's Equity.

(l) *Reclassifications*

Certain reclassifications have been made to previously reported balances to conform to the current presentation.

(3) Financial Instruments, at Fair Value

The following is a summary of our financial assets and liabilities that are accounted for at fair value as of December 31, 2010 by level within the fair value hierarchy (in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Assets:				
Financial instruments owned:				
Corporate equity securities	$ 5,700	-	1,569	7,269
Warrants	-	-	15,553	15,553
Notes	-	-	79	79
Total financial instruments owned	$ 5,700	-	17,201	22,901
Liabilities:				
Financial instruments sold, not yet purchased	$ 3,918	-	-	3,918
Total financial instruments sold, not yet purchased	$ 3,918	-	-	3,918

Financial instruments are assessed on a quarterly basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC Topic 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels occur at the end of the reporting period. There were no transfers between Level 1, Level 2 and Level 3 classified instruments during 2010.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Equity Securities.

Exchange Traded Equity Securities: Exchange-traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

Non-exchange Traded Equity Securities: Non-exchange traded equity securities are categorized as Level 3 financial instruments and measured using valuation techniques involving quoted prices of, or market data for, comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (e.g., issuer market capitalization, yield, dividend rate, geographical concentration).

Warrants.

As a part of the Company's compensation for its activities as underwriter or placement agent, it may receive warrants exercisable to purchase securities similar to those that are offered and sold in the financing transaction. The Company values such warrants using Black-Scholes. The model requires management to use five inputs: price, risk-free interest rate, exercise price, time remaining on the warrant and price volatility. These warrants are categorized as Level 3 financial instruments.

Notes.

Notes categorized within Level 3 are valued based on estimates of future cash flow incorporating assumptions regarding creditor default and recovery rates and consideration of the issuer's capital structure.

The following is a summary of changes in fair value of financial assets classified as Level 3 for the year ended December 31, 2010 (in thousands of dollars):

	Corporate Equity Securities	Warrants	Notes	Total
Balance, December 31, 2009	$ 1,085	22,860	50	23,995
Purchases / issuances	510	14,673	-	15,183
Sales / settlements	-	(8,726)	-	(8,726)
Deconsolidation of Aceras BioMedical	-	-	-	-
Realized and unrealized gains/(losses) (1)	(26)	(13,254)	29	(13,251)
Balance, December 31, 2010	$ 1,569	15,553	79	17,201
Change in unrealized gains/(losses) relating to instruments still held at December 31, 2010	$ (26)	(12,422)	29	(12,419)

(1) Reported in Principal transactions in the Consolidated Statements of Operations.

(4) Clearing Agreements and Due from Clearing Broker

At December 31, 2010, due from clearing broker includes fees, commissions receivable and deposit accounts.

(5) Goodwill and Other Intangible Assets

In December 2009, the intangible assets associated with the Miller Mathis and GCM activities were "pushed down" to the Company as these activities have been merged into the Company.

Goodwill was tested for impairment as of September 30, 2010 (the Company's annual measurement date). The fair value of the reporting unit was determined by an allocation of the market capitalization of RRCG. Based on this analysis goodwill was not considered to be impaired.

The following table represents a summary of the changes to goodwill and other intangible assets from December 31, 2009 through December 31, 2010 (in thousands of dollars):

	Goodwill	Customer Relationship	Trademark	Total
Balance, December 31, 2009	$ 213	$ 1,550	$ 198	$ 1,961
Additions	121	-	-	121
Impairment	-	(933)	-	(933)
Amortization	-	(525)	(23)	(548)
Balance, December 31, 2010	$ 334	$ 92	$ 175	$ 601

(6) Related Party Transactions

During the year ended December 31, 2010, the Company paid and received funds from RRCG and various affiliates in the ordinary course of business. As of December 31, 2010, due from RRCG was $6.1 million.

Also, during the year ended December 31, 2010, the Company paid dividends of $13.1 million to its Parent.

(7) Property and Equipment, Net

Property and equipment, net is comprised of the following as of December 31, 2010 (in thousands of dollars):

Computer and office equipment	$	2,526
Furniture and fixtures		1,622
Leasehold improvements		2,994
		7,142
Less: accumulated depreciation and amortization		4,166
Property and equipment, net		2,976

Depreciation and amortization expense for the year ended December 31, 2010 related to property and equipment amounted to $1.0 million.

(8) Commitments and Contingencies

Lease Commitments

The Company's future minimum lease payments for all operating leases are as follows as of December 31, 2010 (in thousands of dollars):

	Office Leases	
2011	$	3,178
2012		3,181
2013		2,585
2014		56

Occupancy and rental expenses amounted to $2.9 million in 2010.

(9) Net Capital Requirements

The Broker-Dealer is subject to various regulatory requirements, including the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). These regulations place limitations on certain transactions, such as repaying subordinated borrowings, paying cash dividends, and making loans to a parent, affiliates or employees. Broker-dealers are prohibited from such transactions which would result in a reduction of its total net capital to less than 120% of its required minimum net capital. Moreover, broker-dealers are required to notify the SEC before entering into any such transactions, which if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2010, the Broker-Dealer had net capital of $10.3 million which was $9.5 million in excess of its required net capital of $0.9 million.

(10) Stock-Based Compensation

The Company recorded a $0.1 million reversal of stock-based compensation for the year ended December 31, 2010, due to several large forfeitures offsetting stock-based compensation expense during the year. The unamortized deferred stock-based compensation balance as of December 31, 2010 amounts to $6.2 million and will be fully amortized through 2016.

A summary of options outstanding as of December 31, 2010 is as follows (shares in thousands):

Stock Options	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2009	4,107	4.07	$ 0.96		
No activity	-				
Outstanding at December 31, 2010	4,107	$ 4.07	$ 0.96	1.5 years	$ 0.0 million
Exercisable at December 31, 2010	4,107	$ 4.07	$ 0.96	1.5 years	$ 0.0 million

The fair value of all option grants are estimated on the date of grant using the Black-Scholes option-pricing model.

Total compensation cost associated with stock options was approximately $0.1 million in 2010.

The following tables detail the activity of restricted stock (shares in thousands):

Restricted Stock	Number of Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2009	193	$ 2.33
Forfeited	(8)	2.28
Vested	(97)	2.33
Balance at December 31, 2010	88	$ 2.33

Total compensation cost associated with restricted stock was approximately $0.2 million in 2010.

The following tables detail the activity of restricted stock units (shares in thousands):

Restricted Stock Units	Shares		Weighted Average Grant Date Fair Value	
	Future Service Required	No Future Service Required	Future Service Required	No Future Service Required
Balance at December 31, 2009	2,667	2,506	1.00	1.02
Granted	5,337	-	1.32	-
Forfeited	(1,169)	(1,916)	1.04	0.97
Vested	(1,272)	1,272	1.07	1.07
Distribution of underlying shares	-	(155)	-	0.95
Balance at December 31, 2010	5,563	1,707	$ 1.28	$ 1.13

The RSUs generally have vesting provisions for up to 5 years, with sale restrictions for additional years after vesting. The fair value of the RSUs was determined based on a protective put method model using a discount due to lack of marketability.

Total compensation cost associated with RSUs was approximately a $0.4 million reversal in 2010, due to several large forfeitures offsetting stock-based compensation expense during the year.

As of December 31, 2010, there was $6.2 million of total unrecognized compensation cost related to non vested restricted shares and RSUs awards, which is expected to be recognized over a remaining weighted-average vesting period of approximately 4.3 years.

(11) Income Taxes

The Company is a single member LLC owned by Rodman & Renshaw Holding, LLC ("RRH"). Under current federal and state income tax laws and regulations, RRH is treated as a partnership for tax reporting purposes, and except as described below, is generally not subject to income taxes. Additionally, except as described below, no provision has been made for federal, state, or local income taxes on the results of operations generated by partnership activities, as such taxes are the responsibilities of its members.

The company conducts most of its business in New York City and is subject to the Unincorporated Business Tax ("UBT"). Accordingly, the Company records a tax provision, taxes payable and deferred taxes associated with the UBT of 4% of taxable income. The main difference between the UBT statutory rate and the effective rate is due to the New York City apportionment factor.

The components of the deferred tax assets and liabilities at December 31, 2010 were as follows (in thousands of dollars):

Deferred Tax Assets:		
Impairment of goodwill		377
Share-based compensation		179
Accrued expenses and deferred rent		37
Other		76
Total deferred tax assets		669
Valuation allowance		-
Net deferred tax assets	$	669
Deferred Tax Liability:		
Unrealized gain on investments	$	260
Net deferred tax assets and liabilities	$	409

Income tax benefit included in the statement of operations is comprised of the following (in thousands of dollars):

Current		
UBT	$	4
Total current expense	$	4
Deferred		
UBT	$	(81)
Total deferred expense	$	(81)
Total	$	(77)

As of December 31, 2010, the Company has not recorded a valuation allowance against the deferred tax asset as management has determined that it is "more likely than not" that the deferred tax asset will be realized in the future based upon its' evaluation of all the positive and negative evidence available.

As of December 31, 2010, the Company has no unrecognized tax benefits and does not expect the amount of unrecognized tax benefits to materially increase in the next twelve months.

(12) Subsequent Event

On January 5, 2011, the Company entered into a definitive merger agreement pursuant to which it expects to acquire Hudson Holding Corporation ("Hudson"). The terms of the merger agreement provides for each Hudson share to be exchanged for 0.0338 shares of the Company's common stock. The transaction is valued at approximately $7 million, based upon a $2.69 valuation per share of the Company's common stock. The exchange ratio and aggregate merger consideration are subject to adjustment, up or down, based upon the net liquid assets of Hudson at the effective time of the merger. The transaction, which is expected to close in the second quarter of 2011, is subject to Hudson stockholder approval, FINRA approval and other customary closing conditions.

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was February 24, 2011.

RODMAN & RENSHAW, LLC
(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1

Dollars in Thousands

Member's equity	$ 36,365
Add: Allowable credits (discretionary bonuses)	10,223
Total capital	46,588
Non-allowable assets:	
Financial instruments, not readily marketable	17,201
Private placement and other fees receivable	3,598
Prepaid expenses	2,520
Property and equipment, net	2,976
Due from RRCG	6,070
Other assets	1,544
Goodwill and intangible assets	601
Total deductions and charges	34,511
Net capital before haircuts on securities positions	12,077
Haircuts on securities positions:	
Common stocks	1,229
Money markets	10
Undue concentration	501
Total haircuts on securities positions	1,740
Net capital	$ 10,337
Minimum net capital requirement – based on # of market maker stocks	885
Excess net capital	$ 9,452

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of Net Capital and the corresponding computations prepared by the Company for inclusion in its unaudited Form X-17A-5, Part II as of December 31, 2010.

See accompanying Report of Independent Registered Public Accounting Firm

Schedule II

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii) of the rule.

See accompanying Report of Independent Registered Public Accounting Firm

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii) of the rule.

See accompanying Report of Independent Registered Public Accounting Firm

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Rodman & Renshaw, LLC:

In planning and performing our audit of the financial statements of Rodman & Renshaw, LLC (the Company), a wholly owned subsidiary of Rodman & Renshaw Capital Group, Inc., as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2011

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

Report of Independent Registered Public Accounting Firm

The Board of Directors
Rodman & Renshaw LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Rodman & Renshaw LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3 Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2011

Rodman & Renshaw LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)]

Period From January 1, 2010 to December 31, 2010

Total revenue (FOCUS Line 12/Part IIA Line 9)	$	83,043,929
Additions:		
Net loss from securities in investment account		13,006,615
Deductions:		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		219,437
Direct expense of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		193,240
SIPC Net Operating Revenues		95,637,867
General Assessment @ .0025		239,095
Less payment made with SIPC-6 filed (exclude interest)		(133,451)
Less prior overpayment applied		(150)
Assessment balance due	$	105,494

KPMG

RODMAN & RENSHAW, LLC

(A Wholly-Owned Subsidiary of Rodman & Renshaw Capital Group, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

As of and for the year ended December 31, 2010